Exhibit 99.3

Employee – FAQ

Now the announcement is made? What happens now?

Right now, both executive teams are focused on completing the initial steps of the acquisition. While the acquisition is being completed, it is business as usual. After the acquisition transaction closes, we expect to enter an integration process for determining how to best bring our two organizations together. No final decisions have been made but we expect to be able to share these decisions over the next several weeks.

Will my pay change (base compensation, bonus, PTO, holidays, commission, etc.)? How will my benefits be impacted?

To the best of our knowledge, there are no anticipated adjustments to compensation or benefit programs for employees between now and the date the acquisition closes, other than those that might occur in the normal course of business for both companies. Every acquisition is different, and therefore decisions regarding benefits, policies and procedures will be different. This is one of the many questions that will be addressed during their integration process, post-acquisition. We anticipate falling under Deltek’s compensation plans, benefit programs and rewards philosophy, but more information about that will be provided post-acquisition close. We will communicate the specific details as soon as we have them.

Will my role and responsibilities change? Will there be a job for me in the new company or will my position be eliminated? If my position is eliminated, will I receive a severance package? If my role changes and it’s not what I want to do, what other options are available to me? Will a voluntary exit program be offered to employees? If so, what will be the minimum age?

Post-acquisition close, the two companies will be working together to ensure a smooth and successful transition. Until this transaction closes, which is expected to occur during the fourth quarter of this year, the companies will continue to operate as separate entities. We don’t have any definitive information about future plans, but hope to have more information to share post-acquisition close.

What will the new org structure look like? Will I report to a new manager or department? Can you give more detail as to what will fall under each of the current Onvia executives in the combined company?

Right now, there are not many details regarding functions under each executive post-acquisition close. Once the acquisition closes, we anticipate there will be integration activities to assess and analyze operating models, organizations and how best to implement Deltek practices. Once we have more information, we will provide it to you.

What is the culture of the new company and will it be a fit for me?

Until the acquisition is closed, both Onvia and Deltek will operate as separate entities pursuing existing priorities and business operations. If you would like to understand how Deltek approaches their corporate culture, we encourage you to visit their website to learn more: https://www.deltek.com/en/about/careers

Will they keep my office open, or will they require me to commute farther or relocate?

Until the acquisition is closed, both Onvia and Deltek will operate as separate entities pursuing existing priorities and business operations. Once the acquisition is closed and we receive information about integration activities, we will let you know. Right now, there have been no decisions made.

Will employees with previous years of service at Onvia get credit for those years in their benefits at Deltek once the acquisition takes place?

Until the acquisition is closed, both Onvia and Deltek will operate as separate entities pursuing existing priorities and business operations. Once the acquisition is closed and we receive information about integration activities, we will let you know. Right now, there have been no decisions made.

How will the acquisition impact the retirement benefits?

The current Onvia 401K plan will be terminated. This is a distributable event. This means that any monies currently in the 401K plan will fully vest and will be distributed to employees, who can take one of two choices:

1)	Take the disbursement in cash, subject to all lawful taxes and withholdings

2)	Roll over the disbursement into another Retirement Plan

If any plan participant has an outstanding loan, the disbursement will be subject to the outstanding loan amount and interest pending. This means that any outstanding loan amount and interest will be subtracted from the disbursement amount. Please refer to the 401K Service Plan document located on the HR Vine.

How is stock in the company going to be treated in this acquisition? What about options?

Stock options outstanding prior to the acquisition, whether or not vested, will be cancelled in exchange for an amount in cash, without interest and subject to any applicable withholding taxes, equal to (i) the number of shares subject to such option, multiplied by (ii) the excess, if any, of the $9.00 per share offer price over the per share exercise price applicable to such option.

For individuals participating in the ESPP during the period ending October 30, 2017, the shares will be purchased and treated as shares owned during the stock tender offer. The ESPP will then be terminated and Onvia will not be offering enrollment into the next regularly scheduled ESPP period beginning November 1, 2017.

How will Deltek determine who they are going to keep and who they aren’t? How are they going to measure employees to determine if they are keeping them?

Right now, it is business as usual until the acquisition transaction closes. Once we have information about the integration, we will share it at that time.

Do our customers know about the acquisition?

Customers were notified, via email, shortly after employees were notified. There is a banner on our website that will feature a link to our investor relations section.

How will the combination impact product support?

Customers will not experience any impact to their product support during the time between announcement and acquisition close. Once we have information about the integration and any impacts to product, we will share it at that time.

What does the combined product portfolio look like and how much overlap is there?

There will be no combination of product portfolios until such time that the acquisition closes. Once we have information about the integration and any impacts to product, we will share it at that time.

What if a member of the media or analyst contacts me?

During the time between acquisition announcement and close, there should be no public communications, pronouncements or speculations made about the deal to any member of the press, industry analyst, third party or Deltek employee. If a member of the press or an industry analyst contacts you, direct them to either Alberto Sutton (Press) or Cameron Way (Analyst). If anyone else contacts you about this acquisition, please defer comment and send the request to Cameron Way.

Important Information

The tender offer for the outstanding common stock of Onvia referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of Onvia’s common stock. The solicitation and the offer to purchase shares of Onvia’s common stock will only be made pursuant to an offer to purchase and related materials that Deltek, Project Diamond Intermediate Holdings Corp. (“Parent”) and Project Olympus Merger Sub, Inc. (“Merger Sub”) intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Deltek, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Onvia will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

STOCKHOLDERS OF ONVIA ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.

Investors may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by visiting Onvia’s Investor Relations website at ir.onvia.com or by contacting Cameron Way, Onvia’s Chief Financial Officer by phone at (206) 373-9034 or by e-mail at investorrelations@onvia.com.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical and other information. Onvia uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “forecast,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance or developments that Onvia intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as the tender offer, the expected timing of its completion and the completion of the related transactions, the expected benefits of the tender offer and the related transactions, as well as Onvia’s industry, business strategy, goals, projections and expectations. The following are some of the factors and uncertainties that could cause actual future results, performance, condition and events to differ, including materially, from those expressed in any forward-looking statements: (1) uncertainties as to the timing of the proposed transactions relating to the tender offer; (2) the risk that the proposed transactions, including the tender offer and related merger, may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of Onvia’s stockholders that will support the proposed transactions and tender their shares in the tender offer; (4) the possibility that competing offers or acquisition proposals for Onvia will be made; (5) the possibility that any or all of the various conditions to the consummation of the proposed transactions may not be satisfied or waived; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger (such as the occurrence of a material adverse effect), including in circumstances that would require Onvia to pay a termination fee or other expenses; (7) the effect of the announcement or pendency of the proposed transactions on Onvia’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, and its operating results and business generally; (8) risks related to diverting management’s attention from Onvia’s ongoing business operations; (9) the risk that stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; (10) effects of changes in the general business, political and economic climates; and (11) other factors as set forth from time to time in Onvia’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2016, subsequent Form 10-Q filings, and other SEC filings. These forward-looking statements reflect Onvia’s expectations as of the date of this communication. Factors or events that could affect the proposed transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for Onvia to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the proposed transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by Onvia in this communication speak only as of the date hereof. Onvia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.